EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Compugen Ltd. Reports Third Quarter 2012 Financial Results

TEL AVIV, ISRAEL – November 5, 2012 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the third quarter ending September 30, 2012.

Anat Cohen-Dayag, Ph.D., President and CEO of Compugen, stated, “Less than three years ago, Compugen selected Fc fusion and monoclonal antibody therapeutics for oncology and immunology as our first areas of focus. Today, we have an internally discovered Pipeline Program consisting of multiple candidates  for targeted medicines in key areas of significant unmet medical need and high industry interest. This unprecedented achievement, in terms of both quantity and quality, demonstrates the power of the unique predictive discovery infrastructure that has been established at Compugen.”

Dr. Cohen-Dayag continued, “In addition, during this time period, we have successfully integrated in-house development expertise and capabilities for both arms of our Pipeline Program, while maintaining and enhancing our computational discovery leadership.  At our South San Francisco subsidiary, which was established earlier this year, we have quickly and efficiently formed a team of scientists with extensive industry experience in the fields of therapeutic human mAb generation and preclinical development. To date, this team has initiated mAb programs for three drug targets, with several binding antibodies already identified for two of these targets.”

Dr. Cohen-Dayag concluded, “A further, and critically important, confirmation of the commercial potential that has been created at Compugen is the clear positive feedback we are now receiving from major pharmaceutical companies in North America, Europe and Asia, in terms of their recognition of our unique discovery capabilities and interest in possible alliances with respect to our leading product candidates.”

As previously stated with respect to Compugen’s financial results, revenues in the short-term will likely result primarily from agreement related payments, and therefore quarterly results may fluctuate substantially due to the timing of receipt of any such revenues. Revenues for both the third quarter of 2012 and the nine months ending September 30, 2012 were $108,000 compared with no revenues for the comparable periods in 2011, reflecting amounts received for certain activities in support of our joint venture with Merck-Serono.

Net loss for the most recent quarter was $3.5 million (after reflecting a non-cash expense of $708,000 related to stock based compensation and non-cash financial loss of $58,000 related to the accounting for certain research and development funding arrangements as further described below) or $0.10 per share, compared with a net loss of $3.6 million (after reflecting a non-cash expense of $587,000 related to stock based compensation and non-cash financial income of $60,000 related to the research and development funding arrangements) or $0.10 per share, for the corresponding quarter of 2011.

The net loss for the first nine months of 2012 was $8.3 million (after reflecting non-cash expense of $1.8 million related to stock based compensation and non-cash financial income of $1.3 million related to the research and development funding arrangements), or $0.23 per share, compared with net loss of $7.7 million (after reflecting a non-cash expense of $2.6 million related to stock based compensation and non-cash financial income of $793,000 related to the research and development funding arrangements), or $0.22 per share, for the same period in 2011. The increase in net loss for the first nine months of 2012 compared with the same period in 2011 resulted in large part from increased research and development expenses, net, as further discussed below.

Research and development expenses, net, were $2.8 million for the third quarter of 2012, compared with $2.1 million for the third quarter of 2011, and remain the Company’s largest expense. Research and development expenses, net, were $6.8 million for the first nine months of 2012, compared with $4.9 million for the first nine months of 2011. The growth in research and development expenses, net, for the first nine months of 2012 reflects establishment and initiation of activities at the South San Francisco operation as well as increasing levels of activity in support of the Company’s Pipeline Program, and a decrease in governmental and other grants, which are deducted from research and development expenses in calculating research and development expenses, net.

As of September 30, 2012 and 2011, the liability related to the "Research and development funding arrangements" amounted to $5.8 million and $3.2 million, respectively, resulting from the accounting for the Baize research and development funding arrangements signed in December 2011 and December 2010. The liability balances are primarily related to the estimated fair values of the derivative instruments resulting from the right of the investor under both arrangements to waive his right to receive potential future payments in exchange for Compugen ordinary shares.

As of September 30, 2012, cash and cash related accounts totaled $20.1 million, compared with $22.4 million at December 31, 2011. Both the September 30, 2012 and December 31, 2011 balances do not include either the market value of Compugen’s holdings of Evogene shares at the end of each such period, or the $5.0 million and $6.0 million as of September 30, 2012 and December 31, 2011, respectively, to be received during the remainder of 2012 under the payment schedule for the December 2011 Baize research and development funding arrangement, as amended.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its third quarter 2012 results today, November 5, 2012, at 10:00 a.m. EST. To access the conference call, please dial 1-888-668-9141 from the US or +972-3-918-0609 internationally. The call will also be available via live webcast through Compugen’s website, located at the following link.  A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-782-4291 from the US or +972-3-925-5904 internationally. The replay will be available through November 8, 2012

(Tables to follow)

About Compugen
Compugen is a leading therapeutic product discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology.  Unlike traditional high throughput trial and error experimental based discovery, Compugen utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program to the pre-IND stage. The Company's business model primarily involves collaborations covering the further development and commercialization of product candidates from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. In 2012, Compugen established operations in California for the development of oncology and immunology monoclonal antibody therapeutic candidates against Compugen-discovered drug targets. In 2002, Compugen established an affiliate, Evogene Ltd., (www.evogene.com) (TASE: EVGN.TA), to utilize certain of the Company's in silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “projects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. Forward-looking statements in this press release include, but are not limited to the medical and/or commercial potential for molecules discovered by the Company, and, possible alliances with respect to our leading product candidates. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators, including without limitation, corporate partners or licensees; the impact of competitive products and technological changes; risks relating to the development of new products in general; risks relating to the research, development, regulatory approval, manufacturing or marketing of new therapeutic or diagnostic products; the ability to implement technological improvements and risks related to obtaining necessary resources, including, without limitation, capital. These and other factors are discussed in the "Risk Factors" section of Compugen’s Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-52-598-9892

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012 Unaudited	2011 Unaudited	2012 Unaudited	2011 Unaudited

Revenues	108	-	108	-
Cost of revenues	33	-	33	-
Gross profit	75	-	75	-

Operating expenses
Research and development expenses, net	2,787	2,112	6,834	4,924
Marketing and business development expenses	147	198	498	496
General and administrative expenses	765	797	2,444	3,849
Total operating expenses *	3,699	3,107	9,776	8,909

Operating loss	(3,624)	(3,107)	(9,701)	(8,909)
Financing income (loss), net **	114	(495)	1,446	1,017
Other income	-	-	-	240
Net loss	(3,510)	(3,602)	(8,255)	(7,652)
Basic net loss per ordinary share	(0.10)	(0.10)	(0.23)	(0.22)
Weighted average number of Ordinary shares used in computing basic net loss per share	35,991,398	34,317,515	35,750,276	34,219,308
Diluted net loss per ordinary share	(0.10)	(0.10)	(0.30)	(0.25)
Weighted average number of Ordinary shares used in computing diluted net loss per share	36,797,405	34,317,515	36,406,301	34,491,398

*    Includes non-cash stock based compensation.
**  Includes non-cash income (loss) due to change in fair value of exchange option and embedded derivatives within research and development arrangements of approximately $(58) and $1,255 for the most recent quarter and for the nine month of 2012, respectively, and $60 and $793 for the comparable periods of 2011.

 COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	September 30, 2012 Unaudited	December 31, 2011 Audited
ASSETS
Current assets
Cash, cash equivalents and short-term bank deposits	20,061	22,371
Restricted cash	91	92
Other accounts receivable and prepaid expenses	607	546
Total current assets	20,759	23,009

Long-term investments
Investment in Evogene	4,254	4,093
Long-term lease deposits	60	17
Severance pay fund	1,578	1,465
Total long-term investments	5,892	5,575

Long-term prepaid expenses	350	-

Property and equipment, net	1,066	497
Total assets	28,067	29,081

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	1,753	1,707
Total current liabilities	1,753	1,707

Long-term liabilities
Research and development funding arrangements	5,811	6,150
Accrued severance pay	1,812	1,643
Total long-term liabilities	7,623	7,793

Total shareholders’ equity	18,691	19,581
Total liabilities and shareholders’ equity	28,067	29,081